Ballard Power Systems Q3 2006 Results on Track

For Immediate Release – October 24, 2006

Vancouver, Canada – Ballard Power Systems, a world leader in the development, manufacture and sale of proton exchange membrane fuel cells, today announced operating and financial results for the quarter ended September 30, 2006. All amounts are in U.S. dollars, unless otherwise noted.

“In the third quarter we continued to demonstrate solid progress against our corporate objectives for 2006,” said John Sheridan, Ballard’s President and Chief Executive Officer. “Traction is now clearly evident in nearer-term fuel cell market opportunities, as shown by our progress in the residential cogeneration and materials handling markets, with the achievement of our annual goals in both markets. At the same time, our continued commitment to disciplined financial management is evidenced by our year-over-year reduction in operating cash consumption of 57% to $10.6 million.”

2006 Q3 financial highlights

•	Revenues of $14.1 million versus $16.1 million for the same period in 2005

•	Product and service revenues of $8.9 million increased $1.3 million (17%) year over prior year quarter

•	As expected, engineering development revenue of $5.2 million decreased $3.4 million (40%) year over prior year quarter, primarily due to the timing of Ballard’s next-generation automotive technical milestones

•	Reduced normalized net loss (see Note 1) of $17.7 million, an 18% improvement from $21.5 million in 2005

•	Reduced operating cash consumption (see Note 2) of $10.6 million, a 57% improvement from $24.4 million in 2005

•	Cash reserves of $208 million

Ballard reiterates its financial guidance for 2006:

•	Revenues for 2006 are expected to be in the range of $55 to 65 million

•	Full-year operating cash consumption is expected to be in the lower end of the previously disclosed range of $50-$65 million, based on continued improved operating performance through the first three quarters of the year

2006 Q3 operational highlights

Japanese Residential Cogeneration

In the residential cogeneration market, Ballard shipped 88 Mark1030 fuel cells in the quarter, bringing year-to-date shipments for this product to 210 units. Ballard’s backlog for this product stands at 86 units at the end of the quarter. The Company has now beat its goal of shipping or booking 280 Mark1030 fuel cells in 2006.

On October 3, 2006, Ballard announced the receipt of the second and final $5.85 million equity investment from joint-venture partner, EBARA Corporation, related to an agreement signed between Ballard and EBARA Corporation in September 2005. The funds will be used to further the commercialization of fuel-cell powered residential cogeneration systems in the Japanese government-sponsored program to support alternative energy. In exchange for this investment, Ballard issued 1,022,549 Common shares.

Materials Handling

In the materials handling market, Ballard shipped 26 Mark9 SSL™ fuel cells in the quarter, bringing its year-to-date shipments to 100 units. Ballard’s backlog for this product stands at 51 units at the end of the quarter.

On October 10, 2006, Ballard announced a follow-on supply agreement with General Hydrogen for 2,900 Mark9 SSL™ fuel cells, which are expected to ship in 2007 and 2008. With this agreement, which reflects Ballard and General Hydrogen’s growing confidence in the potential of the fuel cell forklift market, Ballard has beat its full-year target of shipping or booking 300 Mark9 SSL™ units.

Backup Power

On September 6, 2006, Ballard announced the addition of the Mark1020 ACS air-cooled fuel cell to its product lineup. Designed primarily for backup power applications, the Mark1020 ACS is currently in beta trials with a small number of systems integrators.

Automotive

Ballard continued development in the third quarter of its next generation Mark1100 automotive fuel cell and electric drive products for its Alliance partners, DaimlerChrysler AG and Ford Motor Company.

In addition, there were two developments in Ballard’s fuel cell bus program. In September, Ballard was awarded a one-year service contract extension for the Sustainable Energy Transport Perth (STEP) fuel cell bus demonstration program, in which three Ballard-powered Citaro fuel cell buses will continue to operate in daily revenue service until September 2008.

On October 12, 2006, the United States Federal Transit Administration announced funding for a hydrogen and fuel cell bus research and development program. Under the program, Ballard plans to participate in two projects that will leverage its automotive fuel cell technology. The total funding for both contracts is $12.8 million, which will be distributed among the project partners.

Other Developments

Consistent with Ballard’s strategy to focus on its core fuel cell stack business, and its continued efforts to improving operating financial performance, the Company is evaluating strategic options with respect to its electric drive business based in Dearborn, Michigan. The options being considered include divesting or restructuring to address limited revenue potential of this business and its high operating cash consumption. Although no decision has been made to date, some options, if implemented, could result in a material non-cash write-down of goodwill.

2006 Q3 financial results

Ballard’s revenues for the three months ended September 30, 2006 were $14.1 million, compared to $16.1 million for the same period in 2005. During the third quarter of 2006, product and service revenues increased $1.3 million, or 17%, and engineering development revenue decreased $3.4 million, or 40%, compared to the same quarter last year. Product and service revenue totaled $8.9 million for the current year quarter, with product revenues of $5.1 million and service revenues of $3.8 million, compared to product revenues of $5.7 million and service revenues of $1.9 million in the third quarter of 2005. The service revenue increase of $1.9 million was primarily driven by Ballard’s contract to provide field service for fuel cell powered buses in Europe and non-recurring engineering activities for Power Generation customers.

Although overall product revenues for the quarter declined 10%, normalizing for discontinued products of automotive fuel cell systems and electronic power converters, product sales were up $0.6 million or 10% year over prior year quarter, driven by higher stack sales to the automotive, residential co-generation and forklift markets. The expected decrease in engineering development revenue resulted from timing of work performed and achievement of the milestones under the next generation automotive fuel cell and electric drive development programs.

Ballard’s net loss for the three months ended September 30, 2006 was $17.9 million, or ($0.16) per share, compared with a net loss of $8.9 million, or ($0.07) per share for the same period in 2005. The higher net loss quarter over quarter resulted from a third quarter 2005 gain on assets held for sale of $17.8 million due to the sale of Ballard Power Systems AG (“BPSAG”), partially offset by a $7.4 million loss on disposal and writedown of long lived assets related to electronic power converter assets.

Adjusting for unusual and non-core operating activities, the normalized net loss for the three months ended September 30, 2006 was $17.7 million, or ($0.16) per share, compared with a net loss of $21.5 million, or ($0.18) per share. The decline in normalized net loss was driven by $2.1 million of improved product and service margins, and a $5.0 million decline in operating expenses and depreciation and amortization, offset by a $3.4 million decrease in engineering development revenues. The improved margins reflect increased service revenues. The decrease in operating expenses for the third quarter of 2006 compared to 2005 was due to Ballard’s sale of BPSAG, which accounted for $5.3 million of the reduction, along with cost reduction initiatives that were implemented in late 2005, partially offset by increases in research and development expenditures.

Operating cash consumption for the three months ended September 30, 2006 decreased 57% to $10.6 million, compared to $24.4 million in 2005. The decrease in operating cash consumption was driven by lower working capital requirements and lower net losses (excluding non-cash items).

For a more detailed discussion of Ballard’s 2006 third quarter financial results, please see the company’s financial statements and Management’s Discussion & Analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Selected Consolidated Financial Information

Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Revenues:
Product and service revenue	$8,922	$7,631	$27,994	$27,570
Engineering development revenue	5,135	8,496	13,691	8,496

Total revenues	14,057	16,127	41,685	36,066

Cost of revenues and expenses:
Cost of product and service revenues	5,277	6,063	16,791	24,998
Research and product development	16,735	19,551	47,211	59,086
General and administrative	3,328	4,032	10,660	13,003
Marketing and business development	2,062	1,952	6,319	6,096
Depreciation and amortization	5,264	6,862	15,987	20,667

Total cost of revenues and expenses	32,666	38,460	96,968	123,850

Loss before undernoted	(18,609)	(22,333)	(55,283)	(87,784)
Investment and other income	2,724	3,848	8,975	8,981
Loss on disposal and write-down of long-lived assets	—	(7,405)	(1,468)	(7,717)
Gain on assets held for sale	—	17,781	—	17,781
Equity in loss of associated companies	(2,223)	(735)	(5,998)	(1,958)

Loss before income taxes	(18,108)	(8,844)	(53,774)	(70,697)
Income taxes (recovery)	(251)	49	(1,385)	140

Net loss for period	(17,857)	(8,893)	(52,389)	(70,837)

Basic loss per share	$(0.16)	$(0.07)	$(0.46)	$(0.58)

Weighted average number of common shares outstanding	113,288,674	119,778,719	113,113,769	122,052,102

Cash used by operations	$8,332	$22,398	$25,622	$74,111
Capital expenditures	2,243	2,010	5,191	3,454

Operating cash consumption[1]	$10,575	$24,408	$30,813	$77,565

			September 30,	December 31,
			2006	2005

Total cash, cash equivalents and short term investments			$208,230	$233,033

Note 1: Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

	Three months ended		Nine months ended
Normalized Net Loss[2]	September 30		September 30
	2006	2005	2006	2005
Reported net loss	$(17,857)	$(8,893)	$(52,389)	$(70,837)
Foreign exchange (gains) losses	121	(2,248)	(1,482)	(3,601)
Loss on disposal and write-down of long- lived assets	—	7,405	1,468	7,717
Gain on assets held for sale	—	(17,781)	—	(17,781)

Normalized net loss	$(17,736)	$(21,517)	$(52,403)	$(84,502)

Normalized net loss per share	$(0.16)	$(0.18)	$(0.46)	$(0.69)

Note 2: Normalized net loss is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

Third Quarter Conference Call

A conference call for investors and analysts will be held at 8:00 a.m. PST (11:00 a.m. EST) on Tuesday, October 24, 2006 to discuss the results for the second quarter. Access to the call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 7613#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard

Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements. For a detailed discussion of these forward looking statements and the associated risks and uncertainties, please refer to Ballard’s Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark9 SSL are registered trademarks of Ballard Power Systems Inc.